Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 25, 2016

VIA EDGAR AND ELECTRONIC MAIL

Dietrich A. King

Assistant Director

Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549

Re:	Westfield Financial, Inc.

Registration Statement on Form S-4

Filed June 24, 2016

File No. 333-212221

Dear Mr. King:

On behalf of Westfield Financial, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated July 20, 2016 (the “Comment Letter”), with respect to the above-referenced filing. The Company has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (the “Registration Statement”).

Set forth below in bold font are the Staff’s comments contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. The numbering below corresponds to the numbering in the Comment Letter and all page references in the Company’s responses below regarding revised disclosure refer to Amendment No. 1.

Prospectus Cover Page

1.	Please disclose the total merger consideration to be paid in the transaction. Please also disclose that the merger is subject to a floor price and a related termination right, as described on page 103.

The Company has revised the disclosure in the fourth and fifth paragraphs on the cover page of the Prospectus to clarify the terms of the termination right and potential increase in the exchange ratio and to disclose the total merger consideration to be paid in the transaction, respectively.

Securities and Exchange Commission	July 25, 2016

The Merger, page 49

Opinion of Piper Jaffray, Financial Advisor to Chicopee, page 57

2.	We note that Piper Jaffray used certain financial data and certain internally prepared forecasts provided by Chicopee and Westfield in preparing its fairness opinion. Please disclose the financial data and forecasts provided to Piper Jaffray or tell us why such information is not material to investors.

The Company has disclosed the financial data and forecasts on pages 60 to 61 and 85 to 87 of the Registration Statement.

The Merger Agreement, page 89

Representations and Warranties, page 92

3.	We note your disclosure that the representations and warranties made in the merger agreement were made for purposes of the agreement between Westfield and Chicopee and that they should not be relied upon by investors as statements of factual information. Disclosure with respect to an agreement’s representations, warranties, and covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Please revise your disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws.

The Company has revised the disclosure on page 96 of the Registration Statement to remove such implications and add the requested disclosure.

Exhibit 8.1 – Form of Opinion of Hogan Lovells US LLP as to certain federal income tax matters

Exhibit 8.2 – Form of Opinion of Luse Gorman, PC as to certain federal income tax matters

4.	We note that each counsel has provided a short-form opinion, as contemplated by Section III.B of Staff Legal Bulletin No. 19. As such, please have each counsel revise its opinion to state that the tax disclosure in the prospectus is the opinion of counsel as to the material federal tax consequences of the merger. Alternatively, please have each counsel provide a long-form opinion opining on such consequences.

Hogan Lovells US LLP and Luse Gorman, PC have revised their respective opinions as requested. The revised opinions are filed as Exhibit 8.1 and 8.2, respectively, to Amendment No. 1.

Securities and Exchange Commission	July 25, 2016

*                *                 *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/Richard A. Schaberg
Richard A. Schaberg

cc: James C. Hagan, Westfield Financial, Inc.

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